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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           ---------------------------


                                  SCHEDULE 13G
                              (Section 240.13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTIONS 240.13d-1(b), (c) and(d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO SECTION 240.13d-2
                               (Amendment No. 1)1


                             Western Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $5.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    959425109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         | |      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         | |      Rule 13d-1(d)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                       13G
====================
 CUSIP No. 959425109
====================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             OZ Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            5       SOLE VOTING POWER

        SHARES                      -0- Shares
                         -----------============================================
     BENEFICIALLY           6       SHARED VOTING POWER

       OWNED BY                     -0-
                         -----------============================================
         EACH               7       SOLE DISPOSITIVE POWER

       REPORTING                    -0- Shares
                         -----------============================================
      PERSON WITH           8       SHARED DISPOSITIVE POWER

                                    -0-
------------------------------------============================================
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0- Shares
-------------===================================================================
     10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------===================================================================
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.0. %
-------------===================================================================
    12      TYPE OF REPORTING PERSON (See Instructions)

             OO, IA

-------------===================================================================


                                Page 2 of 6 Pages

                                       13G
====================
 CUSIP No. 959425109
====================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Daniel S. Och
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------------============================================
       NUMBER OF            5       SOLE VOTING POWER

        SHARES                      -0- Shares
                         -----------============================================
     BENEFICIALLY           6       SHARED VOTING POWER

       OWNED BY                     -0-
                         -----------============================================
         EACH               7       SOLE DISPOSITIVE POWER

       REPORTING                    -0- Shares
                         -----------============================================
      PERSON WITH           8       SHARED DISPOSITIVE POWER

                                    -0-
------------------------------------============================================
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0- Shares
-------------===================================================================
     10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------===================================================================
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.0 %
-------------===================================================================
     12      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                                Page 3 of 6 Pages

Item 1.  Issuer

         (a)      Name of Issuer:
                  ---------------

                  Western Resources, Inc. (the "Company")

         (b)      Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  818 Kansas Avenue, Topeka, Kansas 66612

Item 2.  Identity And Background.
         -----------------------

         Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))
         ----------------------------------------------------------------

          This statement relates to Shares of Western Resources, Inc., par value $5.00 per share (the"Shares") of the Company. The CUSIP number of the Shares is 959425109.

         Item 2(a)  Name of Persons Filing:
         ---------------------------------

          This statement is filed by (i) OZ Management, L.L.C. ("OZ Management"), a Delaware limited liability company, with respect to the Shares held by certain accounts managed by OZ Management (the "Managed Accounts") and (ii) Daniel S. Och, Senior Managing Member of OZ Management, with respect to the Shares held by the Managed Accounts.

         Item 2(b)  Address Of Principal Business Office:
         ------------------------------------------------

          The address of the principal business office of OZ Management and of Mr. Och is 9 West 57th Street, 39th Floor, New York, New York, 10019.

         Item 2(c)  Citizenship:
         ----------------------

          The citizenship of OZ Management is set forth above. Mr. Och is a United States citizen.

Item 3.   If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or
          ---------------------------------------------------------------
          240.13d-2(b) or (c), Check Whether The Person Filing Is An Entity
          -----------------------------------------------------------------
          Specified in (a) - (j):
          ----------------------

                  Not Applicable.

                  If This Statement Is Filed Pursuant To Section 240.13d-1(c),
                  ------------------------------------------------------------
                  Check This Box. [X]
                  --------------

Item 4.  Ownership
         ---------

         See cover page for the Reporting Persons.

          OZ Management serves as investment manager to the Managed Accounts and has voting and dispositive authority over the securities held by them, as reported in this Schedule 13G. Mr. Och is the Senior Managing Member of OZ Management. As such, he may be


                                Page 4 of 6 Pages
          deemed to be the beneficial owner of the securities held by the Managed Accounts, as reported in this Schedule 13G. OZ Management and Mr. Och hereby disclaim beneficial ownership of any such Shares.

Item 5.  Ownership Of Five Percent Or Less Of A Class
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the deemed beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership Of More Than Five Percent On Behalf Of Another Person
         ---------------------------------------------------------------

                  Not Applicable.

Item 7.  Identification And Classification Of The Subsidiary Which Acquired
         ------------------------------------------------------------------
         The Security Being Reported On By The Parent Holding Company
         ------------------------------------------------------------

                  Not Applicable.

Item 8.  Identification And Classification Of Members Of The Group
         ---------------------------------------------------------

                  Not Applicable.

Item 9.  Notice Of Dissolution Of Group
         ------------------------------

                  Not Applicable.

Item 10.  Certification
          --------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                Page 5 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2002


                             /s/  Daniel S. Och
                             ----------------------------------------
                             OZ MANAGEMENT, L.L.C.
                             By Daniel S. Och
                             Senior Managing Member



                             /s/  Daniel S. Och
                             ----------------------------------------
                             Daniel S. Och




                                Page 6 of 6 Pages